MAGICJACK VOCALTEC LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of magicJack VocalTec Ltd. (the “Company”) will be held at the Company’s offices, at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel, on December 9, 2011 at 10:00 a.m. Israel time, or at any adjournments thereof (the “Meeting”).

The agenda for the Meeting is as follows:

1.
Re-appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's auditors for the year ending December 31, 2011 and authorization of the Company’s board of directors (the "Board"), subject to the approval by the Board’s audit committee (the "Audit Committee"), to fix the remuneration of the auditors.

2.
Re-election of Mr. Ilan Rosen and Mr. Donald A. Burns as directors of the Company for three-year terms until the annual general meeting of the Company's shareholders to be held in 2014, in accordance with the provisions of the Israeli Companies Law.

3.
Approval of an amendment to the Company's Amended and Restated Articles of Association to increase the required quorum at adjourned General Meetings of the Company to thirty three and a third (33-1/3%) percent of the voting power of the Company.

4.	Approval of such other business as may properly come before the Meeting or any or all adjournments or postponements thereof.

In addition, shareholders will be requested to consider at the Meeting the director's report and the financial statements of the Company for the fiscal year ended December 31, 2010, and the Company will also report on the auditor's compensation with respect to the fiscal year of 2010.

These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on October 31, 2011 will be entitled to attend and vote at the Meeting.  Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.  If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.  You may revoke your proxy card not later than two (2) hours prior to the scheduled time of the Meeting or at the Meeting itself if you attend the Meeting.  If you revoke your proxy, you may only vote by attending the Meeting in person.  Please review the Proxy Statement accompanying this notice for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Peter Russo, the Company’s Chief Financial Officer, at (561)-771-CALL.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required to approve items 1 and 2. The affirmative vote of the holders of not less than seventy-five (75%) percent of the shares present at the meeting in person or by proxy and voting on such item is required to approve item 3.

By Order of the Board of Directors,

MAGICJACK VOCALTEC LTD.

Ilan Rosen
Chairman of the Board of Directors
November 4, 2011

MAGICJACK VOCALTEC LTD.

12 Benny Gaon Street, Building 2B,

Poleg Industrial Area, Netanya, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, no par value, of magicJack VocalTec Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the solicitation by the Company’s board of directors (the “Board”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 9, 2011 at 10:00 a.m. Israel time at the Company’s offices at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel or at any adjournment thereof.

At the Meeting, you will be requested to approve the following matters:

1.
Re-appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's auditors for the year ending December 31, 2011 and authorization of the Company’s Board, subject to the approval by the Board’s audit committee, to fix the remuneration of the auditors.

2.
Re-election of Mr. Ilan Rosen and Mr. Donald A. Burns as directors of the Company for three-year terms until the annual general meeting of the Company's shareholders to be held in 2014, in accordance with the provisions of the Israeli Companies Law.

3.
Approval of an amendment to the Company's Amended and Restated Articles of Association to increase the required quorum at adjourned General Meetings of the Company to thirty three and a third (33-1/3%) percent of the voting power of the Company.

4.	Approval of such other business as may properly come before the Meeting or any or all adjournments or postponements thereof.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required to approve items 1 and 2.  The affirmative vote of the holders of not less than seventy-five (75%) percent of the shares present at the meeting in person or by proxy and voting on such item is required to approve item 3.

THE BOARD RECOMMANDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHODERS VOTE.

Proxies for use at the Meeting are being solicited by the Board.  A form of proxy card for use at the Meeting is attached.  The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting.  Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of the proposed matter to be presented at the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time until two (2) hours before the Meeting by presenting to the Company at its registered office proof of such shareholder’s identity as appears on the proxy and withdrawing the proxy or at the Meeting itself if attending the Meeting, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company, or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company’s registered office, all proxies received by the Company with respect to the Meeting.

Only shareholders of record at the close of business on October 31, 2011 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about November 4, 2011 and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.  Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ilan Rosen, at 12 Benny Gaon Street, Area, Netanya, Israel. Position Statements should be submitted to the Company no later than November 13, 2011.

On October 26, 2011, the Company had outstanding 10,886,602 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting.  If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (“SEC”). We encourage you to read the entire Proxy Statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of October 26, 2011, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 10,886,602 ordinary shares outstanding as of October 26, 2011:

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Daniel Borislow	2,608,552	23.96%
Menachem Goldstone	800,000	7.35%
Adams St. Partners, LLC (1)	821,430	7.55%
Officers and directors as a group (8 persons) (2)	3,152,481	28.87%

(1)   Information based on the Schedule 13G filed by Adams St. Partners, LLC with the Securities and Exchange Commission on October 17, 2011.

(2)  Includes 20,849 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of October, 2011 as well as shares held by Mr. Daniel Borislow and others.

MARKET PRICE DATA

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital Market. For consistency purposes, the prices indicated below reflect the 1-for-5 reverse split of the Company’s share capital which was effected on July 16, 2010, with respect to all the periods indicated:

	High ($)	Low ($)
2010
First Quarter	8.60	6.55
Second Quarter	8.15	6.15
Third Quarter	38.00	6.00
Fourth Quarter	33.30	24.29

2011
First Quarter	24.64	18.81
Second Quarter	26.38	19.23
Third Quarter	24.58	19.02
Fourth Quarter (through October 26)	24.58	21.20

The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on October 26, 2011 was $24.58.

ITEM 1

RE-APPOINTMENT OF AUDITORS AND DETERMINATION OF THEIR
REMUNERATION

Our Audit Committee and Board have resolved to recommend to the shareholders that BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), independent registered public accounting firms, be appointed as the Company's independent auditors for the year ending December 31, 2011.

The shareholders will also be requested at the Meeting to authorize the Board (subject to the approval by the Audit Committee) to fix the compensation of our independent auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of BOD USA, LLP and BOD Ziv Haft, Certified Public Accountants (ISR), as the Company's auditors for the year ending December 31, 2011 and authorize the Company's Board, subject to the approval by the Board's Audit Committee, to fix the remuneration of the Auditors, is hereby approved."

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required for the approval of the foregoing resolution.

The Board of Directors and the Audit Committee recommends a vote "FOR" approval of this proposed resolution.

ITEM 2

RE-ELECTION OF MR. ILAN ROSEN AND MR. DONALD A. BURNS AS DIRECTORS OF
THE COMPANY FOR THREE-YEAR TERMS, IN ACCORDANCE WITH THE PROVISIONS
OF THE ISRAELI COMPANIES LAW

The Board believes that it is in the best interest of the Company and its shareholders to re-elect Mr. Ilan Rosen and Mr. Donald A. Burns as directors of the Company for three-year terms until the annual general meeting of the Company's shareholders to be held in 2014, in accordance with the provisions of the Israeli Companies Law. If re-elected, Messrs. Rosen and Burns will continue to receive the compensation they currently receive and which was approved at the Annual General Meeting of Shareholders held on December 17, 2010.

Mr. Ilan Rosen and Mr. Donald A. Burns have attested to the Board and the Company that they meet all the requirements in connection with the election of directors under the Israeli Companies Law, per the statement in the form attached hereto as Appendix A.

Below is information regarding Messrs. Rosen and Burns that they have provided:

ILAN ROSEN was appointed as Chairman of our Board of Directors in November 2005 (following and pursuant to the business combination with Tdsoft Ltd). Mr. Rosen serves as a special advisor to HarbourVest Partners LLC since March 2003 and is a board member of Ozarot Ltd., an asset management company. Between 1989 and 1993, Mr. Rosen served on various boards of directors as a Business Manager at Polar Investments Ltd. From 1993 to 1996, he served as President of Adsha Development & Investments Ltd., an Israeli investment company that was listed on the Tel Aviv Stock Exchange, and in that capacity served on various boards of directors. From November 1996 through January 2004, Mr. Rosen served as Vice President of Teledata Networks (formerly ADC Telecommunications, Israel and prior thereto Teledata Communications Ltd.) and in that capacity, in addition to serving as chairman of the board of Tdsoft, Mr. Rosen served on the board of directors of each of G-Connect Ltd., VManage Ltd., Mind CTI Ltd. and various other companies. Mr. Rosen received a B.Sc. (cum laude) in mechanical engineering from Tel Aviv University in 1979, and an MBA from Tel Aviv University in 1986.

DONALD A. BURNS was appointed to the Company’s Board on December 17, 2010. Mr. Burns has served as President from March 2007 to February 2008, Director from March 2007 to June 2009 and Chairman of the Board of Directors of YMax from February 2008 to June 2009. In 1993, Mr. Burns Founded Telco Communications Group, Inc., a telecommunications company, and its Dial & Save subsidiaries and served as the Chief Executive Officer and Vice Chairman until the company was sold to Excel Telecommunications, Inc. in 1997. Mr. Burns is the Founder and President of The Donald A. Burns Foundation, Inc. Mr. Burns attended The University of Maryland.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Mr. Ilan Rosen as a director of the Company for a three-year term until the annual general meeting of the Company's shareholders to be held in 2014, in accordance with the provisions of the Israeli Companies Law, is hereby approved."

"RESOLVED, that the re-election of Mr. Donald A. Burns as a director of the Company for a three-year term until the annual general meeting of the Company's shareholders to be held in 2014, in accordance with the provisions of the Israeli Companies Law, is hereby approved."

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required for the approval of the foregoing resolution.

The Board of Directors recommends a vote "FOR" approval of this proposed resolution.

ITEM 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED
ARTICLES OF ASSOCIATION TO INCREASE THE REQUIRED QUORUM
AT ADJOURNED GENERAL MEETINGS OF THE COMPANY

At the Meeting, the shareholders will be requested to approve an amendment to the Company’s Amended and Restated Articles of Association to increase the required quorum at adjourned General Meetings of the Company to thirty three and a third (33-1/3%) percent of the voting power of the Company.

Rule 5620(c) to the Nasdaq Listing Rules requires that an issuer listed on Nasdaq should have a quorum requirement for shareholder meetings that in no case be less than 33-1/3% of the outstanding shares of a company’s common voting stock.  Section 26(b) of the Company's Amended and Restated Articles of Association is consistent with this requirement.  However, the Company’s Amended and Restated Articles of Association, consistent with the Israel Companies Law, provides for a lower quorum in the event a General Meeting is adjourned due to a lack of a quorum, in which case any two (2) shareholders present in person or by proxy at such adjourned meeting constitutes a quorum.  This is permitted by the Nasdaq Listing Rule 5615(a)(3), which provides that foreign private issuers may follow home country practice in lieu of many of Nasdaq's corporate governance requirements, including Rule 5620(c).

Commencing January 1, 2012, we intend to begin reporting to the Securities and Exchange Commission as a U.S. domestic issuer and will not be eligible for the exceptions to the Nasdaq corporate governance requirements afforded to foreign private issuers under Listing Rule 5615(a)(3).  It is therefore proposed that the shareholders approve the proposed amendment to the Amended and Restated Articles of Association in order that the Company can comply with Rule 5620(c) to Nasdaq Listing Rules.

 It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to amend Article 26 of the Amended and Restated Articles of Association of the Company to increase the required quorum at adjourned General Meetings of the Company to thirty three and a third (33-1/3%) percent of the voting power of the Company.”

RESOLVED, that Articles 26(b) and (c) of the Amended and Restated Articles of Association shall be amended and replaced in their entirety as follows:

26. QUORUM

"(b) Two or more members (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company, shall constitute a quorum of General Meetings.

(c)  If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, the quorum shall be as provided in Article 26(b) above."

The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

OTHER BUSINESS

The Company's management is not aware of any other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

Where to Find More Information

You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W., Room 1024

Washington, D.C. 20549

These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

•        Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on April 27, 2011; and

•        Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2010.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 31, 2011, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

MAGICJACK VOCALTEC LTD.

Ilan Rosen
Chairman of the Board of Directors
November 4, 2011

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, _________, hereby declares to magicJack VocalTec Ltd. (the "Company"), effective as of ______________, 2011 as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law").  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the "Israel Securities Law") prohibits from serving as a director.

I am aware that this statement shall be presented at the meeting of the Company’s shareholders in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 1

MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B, POLEG INDUSTRIAL AREA, NETANYA, ISRAEL

PROXY

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned shareholder of magicJack VocalTec Ltd. (the “Company”) hereby appoints Mr. Ilan Rosen and Mr. Daniel Redel, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held in the offices of the Company, 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel on December 9, 2011 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this Proxy, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGICJACK VOCALTEC LTD.

December 9, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

PLEASE SIGN DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			For	Against	Abstain

1.           To approve the re-appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's auditors for the year ending December 31, 2011 and authorization of the Company’s board of directors, subject to the approval by the audit committee, to fix the remuneration of the auditors.

			☐	☐	☐
2. To approve the re-election of each of the following persons as a director of the Company for a three-year term until the annual general meeting of the Company's shareholders to be held in 2014:
		a) Mr. Ilan Rosen	☐	☐	☐
		b) Mr. Donald A. Burns	☐	☐	☐

3.     Approval of an amendment to the Company's Amended and Restated Articles of Association to increase the required quorum at adjourned General Meetings of the Company to thirty three and a third (33-1/3%) percent of the voting power of the Company

			☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.